January 30, 2013

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
Attn: H. Roger Schwall

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	NYTEX Energy Holdings, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-173559)

Ladies and Gentlemen:

On behalf of NYTEX Energy Holdings, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-173559), as initially filed with the Securities and Exchange Commission (“Commission”) on April 15, 2011 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because the Company’s contractual obligations to maintain the Registration Statement are now fulfilled. The Company confirms that no securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the Company’s Chief Financial Officer, Bryan Sinclair, via email at bryan@nytexenergyholdings.com or via facsimile at 972.770.4701, with a copy to the Company’s counsel, Winstead PC, Attn: Christopher D. Williams, via email at cwilliams@winstead.com or via facsimile at 214.745.5390.

If you have any questions with respect to this matter, please contact Bryan Sinclair at 972.770.4709.

Sincerely,

NYTEX Energy Holdings, Inc.

/s/ Bryan A. Sinclair
Vice President, Chief Financial Officer
Secretary to the Company

12222 Merit Drive • Suite 1850 • Dallas, Texas 75251 • 972.770.4700